UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

COMMONWEALTH REIT
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

        203233101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             March 19, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 203233101	Page 2 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		5,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,500,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [   ]

13           Percent of Class Represented By Amount in Row (11)

4.65%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 203233101	Page 3 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		5,500,000 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,500,000 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [   ]

13           Percent of Class Represented By Amount in Row (11)

4.65%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 203233101	Page 4 of 7 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined herein) with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2013, as amended from time to time (as amended, the “Schedule 13D”), relating to common shares of beneficial interest (the “Shares”), of Commonwealth REIT, a Maryland real estate investment trust (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a United States citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the findings, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

On March 19, 2014, the Issuer issued a press release acknowledging the receipt of documentation from Corvex and Related.   We are pleased that Corvex and Related announced that holders of over 81% of the outstanding shares voted for their proposal to remove the entire Board of Trustees of the Issuer.  We support the Corvex and Related nominees for the Board of Trustees at the upcoming special meeting of shareholders, as an important milestone on the path to unlocking value at the Issuer.

CUSIP No. 203233101	Page 5 of 7 Pages

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 5,500,000 Shares, which constitutes approximately 4.65% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 5,500,000 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 5,500,000 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 118,403,105 Shares outstanding as of February 24, 2014 as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on February 28, 2014.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           March 19, 2014.

Item 7.                 Material to be Filed as Exhibits.

Exhibit A† - Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C†* - Transactions in the Shares effected in the past 60 days.

Exhibit D† - Power of Attorney, dated June 21, 2005.

CUSIP No. 203233101	Page 6 of 7 Pages

Exhibit E* – Letter to Issuer’s Board of Trustees, dated April 30, 2013.

†	Previously filed as an Exhibit to the initial Schedule 13D, filed on March 13, 2013, and incorporated herein by reference.

*	Previously filed as an Exhibit to the Schedule 13D/A, filed on April 30, 2013, and incorporated herein by reference.

CUSIP No. 203233101	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2014	PERRY CORP.

	By:	/s/ Richard C. Perry*
	Name:	Richard C. Perry
	Title:	President

Date: March 19, 2014	RICHARD C. PERRY

	By:	/s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Vice Chairman
David Russekoff	Managing Director and Chief Investment Officer
Todd Westhus	Managing Director
Doreen Mochrie	Managing Director
Himanshu Gulati	Managing Director

       Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.